Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(In thousands, except ratios)

	Six Months Ended June 30,		Years Ended December 31,
	2007	2006	2006	2005		2004	2003	2002
Earnings
Pre-tax (loss) income	$41,600	$61,246	$189,098	$(25,697)		$9,246	$990	$(6,882)
Fixed charges	62,768	21,353	89,086	25,795		3,269	528	618

Total earnings	$104,368	$82,599	$278,184	$98		$12,515	$1,518	$(6,264)

Fixed charges
Interest expense and amortization of finance costs	$62,187	$21,134	$88,414	$25,551		$3,178	$476	$558
Rental expense representative of interest factor	581	219	672	244		91	52	60

Total fixed charges	$62,768	$21,353	$89,086	$25,795		$3,269	$528	$618

Ratio of earnings to fixed charges	1.7	3.9	3.1	—	(1)	3.8	2.9	—	(3)

Total fixed charges	$62,768	$21,353	$89,086	$25,795		$3,269	$528	$618
Pre-tax preferred dividend requirements	—	352	352	680		507	456	447

Total fixed charges plus preference dividends	$62,768	$21,705	$89,438	$26,475		$3,776	$984	$1,065

Ratio of earnings to combined fixed charges and preference dividends	1.7	3.8	3.1	—	(2)	3.3	1.5	—	(4)

(1)	Due to the Company’s loss for the year ended December 31, 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $25.7 million to achieve a coverage ratio of 1:1.
(2)	Due to the Company’s loss for the year ended December 31, 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $26.4 million to achieve a coverage ratio of 1:1.
(3)	Due to the Company’s loss for the year ended December 31, 2002, the ratio coverage was less than 1:1. The Company must generate additional earnings of $6.9 million to achieve a coverage ratio of 1:1.
(4)	Due to the Company’s loss for the year ended December 31, 2002, the ratio coverage was less than 1:1. The Company must generate additional earnings of $7.3 million to achieve a coverage ratio of 1:1.